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                                                                     EXHIBIT 4.5

The registrant has certain other long term debt which does not exceed 10% of the total assets of the registrant. Pursuant to SK-601(b)(4)(iii), the registrant agrees to provide copies of all agreements with respect to such indebtedness to the Securities and Exchange Commission upon request.